UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 2 of 34

1	NAME OF REPORTING PERSON Oaktree OBC Container Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,974,261 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,974,261 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,974,261 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the direct owner of 2,974,261 common shares of the Issuer.
(2)	Ownership percentages set forth in this Schedule 13D are based upon a total of 102,239,716 Common Shares of the Issuer issued and outstanding as of June 16, 2021 as reported in the Issuer’s prospectus supplement pursuant to Rule 424(b)(4)(1) filed with the Securities and Exchange Commission on June 23, 2021.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 3 of 34

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund IX Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,371,367 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,371,367 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,371,367 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the direct owner of 2,397,106 Common Shares of the Issuer and general partner of Oaktree OBC Container Holdings LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 4 of 34

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,371,367 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,371,367 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,371,367 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX Delaware, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 5 of 34

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund IX (Parallel 2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,996,277 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,996,277 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,277 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the direct owner of 22,016 Common Shares of the Issuer and general partner of Oaktree OBC Container Holdings LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 6 of 34

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund IX GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,996,277 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,996,277 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,277 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX (Parallel 2), L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 7 of 34

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund IX GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,996,277 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,996,277 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,996,277 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 8 of 34

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,026,416 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,026,416 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,026,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole shareholder of Oaktree Opportunities Fund IX GP, Ltd. and Oaktree Opportunities Fund VIII GP Ltd. and the managing member of Oaktree Fund GP, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 9 of 34

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,026,416 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,026,416 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,026,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 10 of 34

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,026,416 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,026,416 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,026,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 11 of 34

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,026,416 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,026,416 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,026,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 12 of 34

1	NAME OF REPORTING PERSON OCM XL Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,966,826 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 14,966,826 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,966,826 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the direct owner of 14,966,826 Common Shares of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 13 of 34

1	NAME OF REPORTING PERSON Oaktree Fund GP 2A Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,966,826 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 14,966,826 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,966,826 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of OCM XL Holdings L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 14 of 34

1	NAME OF REPORTING PERSON Oaktree Fund GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,966,826 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 14,966,826 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,966,826 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole shareholder of Oaktree Fund GP 2A Ltd.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 15 of 34

1	NAME OF REPORTING PERSON Oaktree Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,966,826 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 14,966,826 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,966,826 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP II, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 16 of 34

1	NAME OF REPORTING PERSON Oaktree Dry Bulk Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,633,033 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,633,033 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,633,033 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of 5,633,033 common shares of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 17 of 34

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,633,033 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,633,033 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,633,033 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the controlling member of Oaktree Dry Bulk Holdings LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 18 of 34

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund VIII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,633,033 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,633,033 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,633,033 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund VIII, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 19 of 34

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund VIII GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,633,033 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,633,033 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,633,033 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund VIII GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 20 of 34

1	NAME OF REPORTING PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,596,136 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,596,136 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,596,136 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole director of each of Oaktree Opportunities Fund IX GP Ltd., Oaktree Opportunities Fund VIII GP Ltd and Oaktree Fund GP 2A Ltd.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 21 of 34

1	NAME OF REPORTING PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,596,136 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,596,136 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,596,136 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of each of Oaktree Capital Management, L.P and Oaktree Capital II, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 22 of 34

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,993,242 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 25,993,242 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,993,242 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 23 of 34

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,993,242 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 25,993,242 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,993,242 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 24 of 34

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,993,242 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 25,993,242 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,993,242 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 25 of 34

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,993,242 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 25,993,242 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,993,242 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc. BAM Class B Partners Inc., an Ontario corporation, is the trustee of the BAM Partners Trust.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 26 of 34

Item 1.	Security and Issuer.

This Amendment No. 17 (“Amendment No. 17”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on August 5, 2013, as amended by Amendment No. 1 thereto filed October 7, 2013, Amendment No. 2 thereto filed December 2, 2013, Amendment No. 3 thereto filed June 18, 2013, Amendment No. 4 thereto filed July 15, 2014, Amendment No. 5 thereto filed January 15, 2015, Amendment No. 6 thereto filed May 20, 2015, Amendment No. 7 thereto filed May 29, 2015, Amendment No. 8 thereto filed September 29, 2016, Amendment No. 9 thereto filed February 6, 2017, Amendment No. 10 thereto filed July 18, 2018, Amendment No. 11 thereto filed November 29, 2018, Amendment No. 12 thereto filed December 18, 2018, Amendment No. 13 thereto filed March 29, 2019, Amendment No. 14 thereto filed June 3, 2019, Amendment No. 15 thereto filed August 14, 2019 and Amendment No. 16 thereto filed June 21, 2021 (as so amended, the “Schedule 13D”) with respect to the common shares, par value $0.01 per share (the “Common Shares”) of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece.

As of July 6, 2021, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background

(a) – (c) and (f)

No material change.

(d) and (e)

Except as described in the next paragraph, during the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 10, 2018, the SEC accepted Oaktree’s offer to resolve an investigation into violations of Rule 206(4)-5 of the Advisers Act, which prohibits a registered investment adviser from receiving compensation for advisory services from a governmental entity for two years after a prohibited political contribution exceeding certain limits is made by the adviser or a “covered associate” of the adviser to an official of or candidate for office of that governmental entity. Oaktree cooperated immediately and fully with the SEC’s inquiry into this matter and, without admitting or denying the SEC’s findings in an administrative cease and desist order, agreed to a censure, to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, and to pay a civil monetary penalty of $100,000.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

No material change.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 27 of 34

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) and (b)

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D are based upon a total of 102,239,716 Common Shares issued and outstanding as of June 16, 2021 as reported in the Issuer’s prospectus supplement pursuant to Rule 424(b)(4)(1) filed with the Securities and Exchange Commission on June 23, 2021

OBC directly holds 2,974,261 Common Shares, representing approximately 2.9% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

Fund IX directly holds 2,397,106 Common Shares and in its capacity as the general partner of OBC, has the ability to direct the management of OBC’s business, including the power to direct the decisions of OBC regarding the voting and disposition of securities held by OBC; therefore, Fund IX may be deemed to have indirect beneficial ownership of OBC’s Common Shares., representing approximately 5.3% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

GP LLC, in its capacity as the general partner of Fund IX, has the ability to direct the management of Fund IX's business, including the power to direct the decisions of Fund IX regarding the voting and disposition of securities held by Fund IX; therefore, GP LLC may be deemed to have indirect beneficial ownership of Fund IX’s Subject Shares.

Parallel 2 directly holds 22,016 Common Shares and in its capacity as the general partner of OBC, has the ability to direct the management of OBC’s business, including the power to direct the decisions of OBC regarding the voting and disposition of securities held by OBC; therefore, Parallel 2 may be deemed to have indirect beneficial ownership of OBC’s Common Shares., representing approximately 2.9% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

IX GP, in its capacity as the general partner of Parallel 2, has the ability to direct the management of Parallel 2’s business, including the power to vote and dispose of securities held by Parallel 2; therefore IX GP may be deemed to beneficially own Parallel 2’s Subject Shares.

IX Ltd., in its capacity as the general partner of IX GP, has the ability to direct the management of IX GP’s business, including the power to direct the decisions of IX GP regarding the voting and disposition of securities held by Parallel 2; therefore IX Ltd. may be deemed to have indirect beneficial ownership of Parallel 2’s Subject Shares.

Dry Bulk Holdings directly holds 5,633,033 Common Shares, representing, approximately 5.5% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

Fund VIII, in its capacity as the controlling member of Dry Bulk Holdings, has the ability to direct the management of Dry Bulk Holdings’ business, including the power to vote and dispose of securities held by Dry Bulk Holdings; therefore, Fund VIII may be deemed to beneficially own Dry Bulk Holdings’ Subject Shares.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 28 of 34

VIII GP, in its capacity as the general partner of Fund VIII, has the ability to direct the management of Fund VIII’s business, including the power to direct the decisions of Fund VIII regarding the voting and disposition of securities held by Dry Bulk Holdings; therefore, VIII GP may be deemed to have indirect beneficial ownership of Dry Bulk Holdings’ Subject Shares.

VIII Ltd., in its capacity as the general partner of VIII GP, has the ability to direct the management of VIII GP’s business, including the power to direct the decisions of Fund VIII regarding the voting and disposition of securities held by Dry Bulk Holdings; therefore, VIII Ltd. may be deemed to have indirect beneficial ownership of Dry Bulk Holdings’ Subject Shares.

GP I, (i) in its capacity as the sole shareholder of each of IX Ltd. and VIII Ltd., has the ability to appoint and remove the directors and direct the management of the business of each of IX Ltd. and VIII Ltd., and (ii) in its capacity as the managing member of GP LLC, has the ability to direct the management of GP LLC’s business, including the power to direct the decisions of GP LLC regarding the voting and disposition of securities held by Fund IX; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the voting and disposition of securities held by Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

OCM XL directly holds 14,966826 shares, representing approximately 14.6% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of the shares it directly holds.

Fund GP 2A, in its capacity as the general partner of OCM XL, has the ability to direct the management of OCM XL’s business, including the power to vote and dispose of securities held by OCM XL; therefore, Fund GP 2A may be deemed to beneficially own OCM XL’s Subject Shares.

Fund GP II, in its capacity as the sole shareholder of Fund GP 2A, has the ability to direct the management of Fund GP 2A’s business, including the power direct the decisions of Fund GP 2A regarding the voting and disposition of securities held by OCM XL; therefore, Fund GP II may be deemed to have indirect beneficial ownership of OCM XL’s Subject Shares.

Capital II, in its capacity as the general partner of Fund GP II, has the ability to direct the management of Fund GP II’s business, including the power to direct the decisions of Fund GP II regarding the voting and disposition of securities held by OCM XL; therefore, Capital II may be deemed to have indirect beneficial ownership of OCM XL’s Subject Shares.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 29 of 34

Management, in its capacity as the sole director of each of IX Ltd., VIII Ltd. and Fund GP 2A has the ability to direct the management of IX Ltd., VIII Ltd. and Fund GP 2A, including the power to direct the decisions of IX Ltd., VIII Ltd. and Fund GP 2A regarding the voting and dispositions of the securities held by Parallel 2, Dry Bulk Holdings and OCM XL respectively; therefore,

Management may be deemed to have indirect beneficial ownership of Parallel 2’s, Dry Bulk Holdings’ and OCM XL’s Subject Shares.

Holdings, Inc., in its capacity as the general partner of each Management and Capital II, has the ability to direct the management of Management’s business and Capital II’s business, including the power to direct the decisions of Management and Capital II regarding the voting and disposition of securities held by Parallel 2, Dry Bulk Holdings and OCM XL; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of Parallel 2’s, Dry Bulk Holdings’ and OCM XL’s Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by Parallel 2, Dry Bulk Holdings and OCM XL. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by Fund IX, Parallel 2, Dry Bulk Holdings and OCM XL. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by Fund IX, Parallel 2, Dry Bulk Holdings and OCM XL; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

BAM, in its capacity as the indirect owner of the class A units of each of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by Fund IX, Parallel 2, Dry Bulk Holdings and OCM XL; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

BAM Partners, as trustee of the BAM Partnership, which is the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint one half of the board of directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by Fund IX, Parallel 2, Dry Bulk Holdings and OCM XL; therefore the BAM Partnership and BAM Partners may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

Item 3 is incorporated by reference into this Item 5(c).

(d) and (e)

Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 30 of 34

Item 7.	Material to be filed as Exhibits

No material change.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 31 of 34

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 16 is true, complete and correct.

Dated as of July 6, 2021

OAKTREE OBC CONTAINER HOLDINGS LLC

By:	Oaktree Opportunities Fund IX Delaware, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX (Parallel 2), L.P.
Its:	General Partner

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

CUSIP No. Y8162K121	SCHEDULE 13D	Page 32 of 34

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OPPORTUNITIES FUND IX GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

CUSIP No. Y8162K121	SCHEDULE 13D	Page 33 of 34

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM XL HOLDINGS L.P.

By:	Oaktree Fund GP 2A Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP 2A LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP II, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL II, L. P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

CUSIP No. Y8162K121	SCHEDULE 13D	Page 34 of 34

OAKTREE OPPORTUNITIES FUND VIII, L.P.

By:	Oaktree Opportunities Fund VIII GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OPPORTUNITIES FUND VIII GP, L.P.

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE OPPORTUNITIES FUND VIII GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

CUSIP No. Y8162K121	SCHEDULE 13D	Page 35 of 34

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary